Exhibit (d)(6)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

GLOBIS CAPITAL PARTNERS, LP,

Plaintiff,

vs.

SAFENET, INC., J. CARTER BEESE, JR.,
THOMAS A. BROOKS, ANDREW E. CLARK,
SHELLEY A. HARRISON, IRA A. HUNT, JR,
ARTHUR L. MONEY, WALTER W. STRAUB,
BRUCE R. THAW, VECTOR CAPITAL
PARTNERS III, L.L.C., STEALTH
ACQUISITION CORP., and VECTOR STEALTH
HOLDINGS II, L.L.C.,	C.A. No. 2772-VCP

Defendants.

AMENDED CLASS ACTION COMPLAINT
     Plaintiff alleges upon personal knowledge with respect to itself, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of plaintiff and the other holders of SafeNet. Inc. (“SafeNet” or the “Company”) common stock against the above-named individual defendants who constitute SafeNet’s board of directors, as well as certain entities involved in a proposed transaction to cash out the Company’s shareholders in a merger for inadequate consideration (the “Proposed Transaction”). On March 5, 2007, SafeNet issued a press release announcing that it had entered into a definitive agreement to be acquired by an investor group led by the private equity firm, Vector Capital Partners III, L.L.C. (“Vector”) in a transaction valued at approximately $634 million. Under the terms of the agreement, a subsidiary of Vector, Stealth Acquisition Corp. (“Stealth”), will commence a tender offer to acquire all of the outstanding shares of SafeNet common stock for $28.75 per share in cash. The offer commenced on March 12, 2007, and will expire at midnight on April 6, 2007, unless extended.
     2. As described below: the director-defendants have agreed to the Proposed Transaction at an unfair price designed to benefit the director-defendants, who are entitled to cash out and receive the immediate benefit of previously restricted stock and options, to the detriment of plaintiff and the other public holders of SafeNet stock. As detailed below, the director-defendants are currently facing significant legal difficulties stemming from their illegal backdating of stock options, a practice to which they have now admitted. The backdating scheme has resulted in government investigations, as well as numerous lawsuits brought derivatively on behalf of the Company, seeking to have defendants disgorge the profits from this illicit scheme. The director-defendants have also admitted to engaging in improper revenue recognition practices which, along with the illegal backdating, have resulted in financial restatements and the possible delisting of SafeNet stock from NASDAQ. In addition, the Proposed Transaction lacks many of the fundamental hallmarks of financial fairness.
     3. On March 12, 2007, Stealth filed a Form SC To-T with the Securities and Exchange Commission (“SEC”). On the same day, SafeNet filed a Form SC 14D-9 (the “14D-9”). As alleged in detail herein, the 14D-9 is materially misleading and omits material facts. For example, the 14D-9 fails to disclose what “strategic options” other than the Proposed Transaction the director-defendants considered and how much “additional” compensation Merrill Lynch & Co. (“Merrill Lynch”), SafeNet’s financial advisor, is deriving from the Proposed Transaction. This is especially important given that Merrill Lynch issued an opinion with respect to the purported fairness of the Proposed Transaction. Similarly, the 14D-9 does not disclose the extent of any interests Credit Suisse, another financial advisor to SafeNet, has in Vector and its affiliates, and omits additional material information vital for shareholders to have in order to make an informed decision on the Proposed Transaction,
     4. For these reasons and as set forth in detail herein. the director-defendants have not acted in good faith, have not disclosed all material information to SafeNet’s shareholders, and have violated their fiduciary duties of loyalty, good faith, due care; and lull and accurate disclosure (aided and abetted by Vector) in pursuing the Proposed Transaction.
THE PARTIES
     5. Plaintiff Globis Partners L.P. is and has been the holder of 40,000 shares of SafeNet stock at all relevant times.
     6. SafeNet is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal office at 4690 Millenium Drive, Belcamp, Maryland 21017. SafeNet shares trade on the NASDAQ under the symbol “SFNT.”
     7. Defendant J. Carter Beese, Jr. was elected by the Board of Directors as a director of the Company in June 2006.
     8. Defendant Thomas A. Brooks has served as a director of the Company since July 1998.
     9. Defendant Andrew E. Clark has served as a director of the Company since 2001.
     10. Defendant Shelley A. Harrison has served a director of the Company since 1999. Since May 1, 2003. he has served as a part-time employee of the Company as advisor to the CEO on corporate development and mergers and acquisitions.

     11. Defendant Ira A. Hunt, Jr. has served as a director of the Company since December 1990.
     12. Defendant Arthur L. Money has served as a director of the Company since March 2004. He was a director of Rainbow Technologies, Inc. from September 2002 until the consummation of the merger of the Company and Rainbow in March 2004.
     13. Defendant Walter W. Straub has served as a director of the Company since March 2004. A co-founder of Rainbow Technologies, Inc., Mr. Straub was a director of Rainbow From its inception in 1982 until the merger of the Company and Rainbow in March 2004, and served as President and Chief Executive Officer of Rainbow from 1983 through March 2004.
     14. Defendant Bruce R. Thaw has served as a director of the Company since December 1990.
     15. The director-defendants owed and owe plaintiff and the Company’s other public shareholders fiduciary obligations of loyalty, good faith and full and accurate disclosure and were and are required to maximize value on a sale of the Company.
     16. Defendant Vector, a Delaware corporation, is a private equity firm based in San Francisco specializing in buyouts, spinouts and recapitalizations of established technology businesses.
     17. Defendants Stealth Acquisition Corp. and Vector Stealth Holdings II LLC are Delaware corporations formed by Vector to effect the Proposed Transaction. References to Vector include both Stealth entities,
CLASS ACTION ALLEGATIONS
     18. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of SafeNet common stock (the “Class”). The Class excludes defendants herein, and any person, firm, trust, corporation or other entity related to. or affiliated with, any of the defendants
     19. This action is properly maintainable as a class action because:
          a. The Class is so numerous that joinder of all members is impracticable. SafeNet has over 24 million shares of common stock outstanding beneficially owned by hundreds, if not thousands, of Class members.
          b. Questions of law and fact exist that arc common to the Class including, among others:
               i. whether the director-defendants have breached their fiduciary duties owed to plaintiff and the Class;
               ii. whether the director-defendants haw failed to maximize value for SafeNet shareholders in violation of their fiduciary duties;
               iii. whether Vector has aided and abetted the breaches of fiduciary duty committed by the director-defendants; and
               iv. whether plaintiff and the other members of the Class will be irreparably damaged if defendants’ conduct complained of herein continues.
     20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the

Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     22. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.
SUBSTANTIVE ALLEGATIONS
The Company Is Poised for Future Growth.
     23. SafeNet engages in the development, marketing, and sale of hardware and software information security products and services that protect and secure communications, intellectual property, and information and identities. Its products and services are used to create wide area networks, including asynchronous transfer mode, Frame, Link, Synchronous Optical Networks, and virtual private networks over the Internet; wireless networks, including 802.11, security management. intrusion prevention, software and entertainment content anti-piracy, license management, and revenue protection; and identity management and privacy of information to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy, stolen information, and financial loss.
     24. In the twelve months preceding the announcement of the Proposed Transaction, after a decline in May 2006, the market price of the Company’s stock recovered. As reflected below, the market price of the Company’s stock has steadily risen since May 2006. Moreover, the general trend for the market price of the Company’s stock over the last twelve months also has reflected substantial growth.

     25. During the period leading up to the announcement or the Proposed Transaction, analyst appraisals of the Company’s stock and its business prospects became increasingly upbeat. The Company has performed particularly well as reflected by its most recent financial performance. For example, on May 4, 2006, the Company reported results for the first quarter ended March 31, 2006. The Company further reported that revenues for the three-month period ended March 31, 2006, increased 606 to $63.5 million, compared to $59.8 million for the sane period in 2005. The May 4, 2006 press release also stated in relevant part:
Cash, cash equivalents. and short term investments were $354 million as of March 31, 2006, an increase of $11.5 million from December 31, 2003.
In the first quarter of 2006, operating cash flow was $12.3 million as compared to 87.1 million in the same quarter of 2005.
As of March 31, 2006, advance payments and deferred revenue was $14.1 million, an increase of $3.1 million sequentially.
As of March 31, 2006, DSOs were 79 days as compared to 74 days for the same quarter of 2005.
(Emphasis added).
     26. In this same May 4, 2006 press release, Anthony A. Caputo (“Caputo’”), then Chairman and CEO of the Company, stated in relevant part:
We are taking steps to increase shareholder value, starting with the $50 million stock repurchase program that has now been approved by SafeNet’s Board of Directors. This program will be funded through our existing cash balance: which we expect to be augmented through strong quarterly cash flow as it was this quarter when we generated $12 million in cash.
Three of our business areas, Classified Government, Digital Rights Management and OEM, are performing well. Together they represent approximately 75% of our revenue, have good growth, and very strong profitability. We are pleased that our backlog is building, led by our subsidiary Mykotronx Inc.’s KIV-7M link encryptor, which Mykotronx began shipping late last year. Our consistent performance in Rights Management is demonstrating the appeal of SafeNet’s comprehensive approach to this market while our strength in OEM continues to validate our leading technology that not only powers our solutions but also many other vendors who seek to incorporate among the industry’s strongest encryption. We continue to expect strong performance from these businesses as we work diligently to improve the results from our High Speed Encryption and Borderless Security business units. In addition to the organizational changes being made, we believe the recent launch of our new high speed Ethernet encryptors, the complementary Data at Rest product suite, and the macro trends around our upcoming next generation authentication tokens and upgraded Hardware Security Modules, bode well for momentum as we move through 2006.
(Emphasis added).
     27. On that same day, the Company also held a publicly accessible conference call with analysts and investors to report its financial results for the first quarter 2006. At that conference call, Caputo stated in pertinent part:
We’re taking steps to increase shareholder value starting with a $50 million stock repurchase program that has now been approved by SafeNet’s Board of Directors. This program will be funded through our existing cash balance which we expect to be augmented through strong quarterly cash flow as was the case this quarter when we generated approximately $12 million in cash.
We have completed a review of our business and have concluded that we are in strong markets, that our strategy of providing SafeNet ‘s strong encryption technology to customers in key market segments is a sound and valuable strategy, and that while one of our businesses needs improvement, on an overall basis, our businesses are in good condition.
We will, of course, continue to look at other strategic opportunities as their rise. However, our prime focus is presently on adding to shareholder value by reinvesting in our existing business. Our focus is on better execution, particularly in our commercial enterprise business, sales execution, and financial reporting.
The classified business grew by 27% year-over-year and driven by strong customer demand for the new Mykotronx KIV-7M link encryptor, the backlog of unshipped orders grew very substantially in Q1. As a result, this business is now back to operating with shippable backlog which exceeds quarterly forecasts. In our embedded business area, covering both rights management and OEM, where we sell encryption products to technology companies for use in their own products, revenue grew 22% year-over-year.

(Emphasis added).
     28. On that same May 4, 2006 conference call, Carole Argo, President and CFO also touted the Company’s significant quarterly improvements:
Rights management, our revenue was 15 million. That’s up 31%. We have strengthened our business across all of our product categories including our MediaSentry business.
(Emphasis added)
     29. On May 4, 2006; the Company also announced that its Board of Directors authorized the use of $50 million for stock repurchases. Caputo stated: “We are taking a number of steps to enhance shareholder value. One of these steps is moving forward on a $50 million stock repurchase program.”
     30. On July 26, 2006, the Company announced that revenues for the three-month period ended June 30, 2006, increased 10 percent to $69.5 million, compared to $63.1 million for the same period in 2005. The Company further reported that net loss for the quarter ended June 30, 2006 was $0.8 million or $0.04 per share, which compares to a net loss of $4.9 million, or $0.20 per diluted share, for the same period of 2005.
     31. On October 2, 2006, SafeNet was touted as a rising star in an article entitled “SafeNet Named One of Maryland’s Fastest Growing Technology Companies in Deloitte’s Technology Fast 50 Program.” The Company reported that it had been named to Deloitte’s prestigious Technology Fast 50 for Maryland program, a ranking of the 50 fastest growing technology, media, telecommunications and life sciences companies in the state by Deloitte & Touche USA LLP, one of the nation’s leading professional services organizations.
     32. On October 25, 2006, the Company announced estimated results for the third quarter ended September 30, 2006. The Company reported that estimated revenues for the three-month period ended September 30, 2006, increased 22 percent to $76.8 million, compared to $62.9 million for the same period in 2005. The press release also stated in relevant part:
Third Quarter 2006 Financial Highlights
Cash, cash equivalents and short term investments was $328.5 million as of September 30, 2006, as compared to $342.7 million from December 31, 2005. The September 30 amount does not give effect to the anticipated repayment by the Company of principal, interest and other amounts relating to its $250 million of outstanding convertible subordinated notes. The Company expects the total repayment amount to be approximately $254 million.
Estimated operating cash flow was approximately $14 million for the third quarter of 2006 and approximately $40 million for the nine months ended September 30, 2006. This compares to $4.0 million and $21 million for the same period of 2005.
(Emphasis added).
     33. On November 11, 2006, the Company participated in a 2006 Classic Financial Conference. At that conference call. Caputo stated in pertinent part:
Looking at our products, as I mentioned, we’re a top-three provider in the commercial space in network encryptors. In authentication products, we compete with people like Thales. In authentication, of course, PMC, RSA. In the classified segment, we have a strong presence in data encryption, voice encryption, satellite encryption. We have a very strong leadership position in that area, competing with people like Sypris, GD, L-3 Communications.
* * *
Financial performance, our Q3 financial results — our earnings release, our conference call — we announced revenues of $76.8 million versus guidance of 70 to 74. Our operating cash flow was about $14 million, and that’s $40 million for the nine months ended September 30th. We reported our earnings in — on a GAAP basis. We’re in the process of restatement, restating our K and a couple of Qs. Those restatements, we believe, will be complete by the end of December. So we took a position to report the third quarter in the GAAP format. And we provided financial considerations for people to look at the underlying value of our earnings.
Looking at a financial summary, a growth summary, you can see that we’re forecasting 290 million for 2006. That’s our estimate that we provided in our earnings release. And if you look at our operating cash flow, our operating cash flow is going from $5 million in 2004 to $47 million in 2006. And on a per share basis, that’s growing from $1 a share in 2005 to $2 and roughly $0.14. Also in that period of time, we have purchased about five — we bought back about 3.1 million shares at approximately $16 million a share. So our current fully diluted share count is about 21.1 million shares. So we were able to buy back at some favorable prices about 3 million shares of our company.
(Emphasis added).
     34. On January 30, 2007, the Company announced its fourth quarter and full year 2006 preliminary financial results. The Company also reaffirmed its previous financial guidance. The press release stated in relevant part:
Management is reiterating its previously disclosed financial guidance. This guidance includes revenues from product shipments and services:
44 2006: $78 million to $82 million
FY 2006: $288 million to $292 million
Q1 2007: $67 million to $70 million
FY 2007: $318 million to $326 million
     35. In this same January 30, 2007 press release, defendant Straub stated in relevant part:
While we haven’t closed the books, it is looking like we will finish 2006 in a strong position. At the same time, we are encouraged by the growth in pipeline and backlog. These are trendlines SafeNet has not experienced in some time.
As such, we have reason to have further confidence in rotor business. These growth trends are particularly encouraging in light of the fact that they have occurred alongside strong revenue performance in the midst of the restatement process.
(Emphasis added).
     36. Then. on February 23, 2007, without explanation, the Company announced it was postponing its press release and conference call pertaining to the Company’s fourth quarter and full year 2006 financial results to March 7, 2007.

     37. As recently as March 1, 2007, an analyst from Lazard noted that SafeNet believed it would soon be awarded a $400 million contract from the Department of Defense, yet another factor supporting a higher valuation of the Company. The Lazard report noted that the contract announcement will be a positive catalyst. Indeed, many analysts raised their estimates fur SafeNet stock to over $30 per share.
Defendants Resort to a Quick-Fire Sale to Escape Their Mounting Legal Woes
     38. In recent months, SafeNet and its top executives have been confronted with the prospects of serious legal liability stemming from illegal backdating of stock options, alleged accounting fraud, financial restatements, an inability to timely file required SEC reports, shareholder lawsuits, and a potential delisting of SafeNet stock from NASDAQ. In order to escape these serious and escalating problems, the director-defendants now seek to sell the Company for far less than its actual worth.
     39. “Backdating” refers to the intentional setting of an option grant date that precedes the actual date of the corporate action that effected the grant, in order to achieve a lower option exercise price and hence a higher value to the recipient. Backdating results in an option being “in the money” at the time of the grant. This improper practice not only violated Company policy, but caused SafeNet to improperly account for the backdated options in violation of Generally Accepted Accounting Principles (“GAAP”) and to file false financial statements with the SEC.
     40. According to the Company’s latest Form 10-Q, the Company is facing the following legal and regulatory issues:
     Legal Proceedings
On May 18, 2006, the Company announced that it has received a subpoena from the office of the United States Attorney for the Southern District of New York relating to the Company’s granting of stock options. The Company also announced that it has received an informal inquiry from the Securities and Exchange Commission requesting information relating to stock option grants to directors and officers of the Company, as well as information relating to certain accounting policies and practices. The Company is actively engaged in responding to these requests and is cooperating with both offices.
On and after May 31, 2006, individuals claiming to be shareholders of the Company filed multiple derivative complaints in the Circuit Court for Harford County, Maryland, against current and former officers and directors of the Company, as well as the Company as a nominal defendant. The complaints allege state law claims for breach of fiduciary duty and unjust enrichment arising from alleged backdating of stock option grants. On and after June 6, 2006, individuals claiming to be shareholders of the Company filed multiple derivative complaints in the United States District Court for the District of Maryland, purportedly on behalf of the Company, against the current directors and certain current and former officers of the Company, as well as the Company as a nominal defendant. The complaints allege, among other things, claims for breach of fiduciary duties and unjust enrichment and claims under Section 304 of the Sarbanes-Oxley Act of 2002 arising from alleged backdating of stock option grants and alleged dissemination of misleading and inaccurate information through public statements, including filings with the Securities and Exchange Commission. The Board of Directors has directed a special committee of the board to investigate these allegations. This special committee has retained independent counsel and has the authority to retain such other advisers as it deems appropriate to assist in the investigation.
In addition, the Company has also received a letter from a law firm, allegedly on behalf of an unidentified shareholder, demanding that the Board of Directors recover short swing profits alleged to be made by officers and directors in alleged violations of Section 16(b) of the Securities Exchange Act of 1934. as amended. The special committee also will investigate these allegations.
     41. On January 9, 2007, the Company revealed that certain option grants made between 2000 and 2005, including grants to directors and officers: were improperly accounted for, and that SafeNet’s financial statements between 2000 and 2006 required restatement. In addition, the Company found additional issues during the course of a review relating to improper revenue recognition. The Company said that “[g]iven the broad scope of the review, there can be no assurance that other restatement items will not be identified. The effects of any such adjustments may be material.” The Company was quoted as follows:

SafeNet Says Backdating Stock Options Will Cost $14 Million; Plans to Shift Charges Outside 4Q
BALTIMORE (AP) — Security software specialist SafeNet Inc. on Tuesday said restating financial reports dating back to 2004 due to incorrect stock option accounting would cost the company $14 million, and that it plans shift a majority of the expense outside of the fourth quarter.
As a result, SafeNet reiterated its revenue outlook for the period of $78 million to $82 million, a guidance it first provided on Oct. 25. The forecast excludes any charges related to the restatements. The company said it hopes to release its fourth-quarter and full-year 2006 results in February, although efforts to restate previous financial reports would prevent it from setting an exact date.
Analysts polled by Thomson Financial presently expect a fourth-quarter profit of 26 cents per share on revenue of $80.4 million.
Looking ahead, SafeNet predicted first-quarter revenue of $67 million to $70 million and full-year 2007 sales of $3 18 million to $326 million. The guidance excludes any charges related to the restatements.
Analysts presently forecast a first-quarter profit of 22 cents per share on revenue of $70.8 million and full-year earnings of $1.32 on revenue of $315.4 million.
The company also reported that it plans to request a listing extension from the Nasdaq, which would extend the Jan. 31 deadline the exchange set earlier for SafeNet to conclude its financial restatements.
SafeNet disclosed last year that an investigation revealed backdated options grant in financial reports dating back to 2000. Backdating involves retroactively setting a stock option grant date to correspond to a low point in a company’s share price, making the options more valuable.
     42. The lawsuits filed by shareholders are seeking substantial relief against the director-defendants. For example, the lawsuits name fourteen officers and/or directors and seek judgment against them as a result of their alleged breaches of fiduciary duty and unjust enrichment. The lawsuits seek disgorgement of all the profits illegally derived from defendants’ stock option backdating and indemnification for any losses sustained by the Company. Thus, the director-defendants stand to lose millions of dollars personally if found liable. However, in the event the Company succeeds in going private, the derivative plaintiffs would lose standing to sue. Apprehension of potential personal liability for improper conduct rather than a desire to obtain the best deal for shareholders has resulted in the director-defendants’ acceptance of the Vector offer.
     43. In addition, according to SafeNet’s 2006 Proxy Statement, stock options awarded to directors under Company plans shall be fully vested and exercisable and will remain exercisable for their full term in the event of a change of control, such as the Proposed Transaction. Since certain of the Company’s directors hold large amounts of stock options, they are highly motivated to agree to the acquisition despite the inadequate consideration offered. They will receive immediate cash for options that, at minimum, could be subject to a downward pricing adjustment or to cancellation due to the improper option backdating scheme and the resulting derivative lawsuits and government investigations.
The Proposed Transaction
     44. Despite its strong earnings outlook and the high valuation placed on the Company from market analysis, on March 5, 2007, the Company announced that it had agreed to be acquired by Vector. A press release issued that day described the transaction as follows:
SafeNet, Inc. (NASDAQ:SFNT — News), setting the standard for information security, today announced that it has entered into a definitive agreement to be acquired by an investor group led by Vector Capital in a transaction valued at approximately $634 million. The $28.75 per share price represents a premium of 12% over the SafeNet average closing share price during the 30 trading days ended March 2, 2007 and a 57% premium over its closing stock price on October 2, 2006, the last date before the Company commenced intensive efforts to explore its strategic alternatives.
Under the terms of the agreement, a subsidiary of Vector Capital (Stealth Acquisition Corp.) will commence a tender offer to acquire all of the outstanding shares of SafeNet common stock for $28.75 per share in cash. The offer is expected to commence on or before March 12, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

The Board of Directors of SafeNet unanimously approved the definitive agreement and recommends that shareholders tender their shares into the tender offer Members of SafeNet’s Board have agreed to tender their shares.
     45. The Proposed Transaction is subject to certain closing conditions, including regulatory approval, and the tender of 78% or more of SafeNet’s shares in the first step tender offer (to be followed by a merger for engendered shares). If the Company becomes current in its SEC filings, the minimum tender condition will be reduced to a majority of the fully diluted eligible shares. Provided that the minimum tender condition is met. the transaction is expected lo be completed during the second quarter of 2007.
Negative Reaction to the Proposed Transaction
     46. Analysts immediately decried the deal. Lazard Freres & Co., LLC stated that its sum-of-the-pads analysis reflects a fair value of $34. Analysts and the financial press also quickly noted that the acquisition price offered by Vector was inadequate. For example, according to a March 6, 2007 article, Curtis Gazdewich, a vice president at Burgundy Asset Management Ltd., one of SafeNet’s largest investors with 1.1 million shares as of Dec. 31, stated that, “[w]e are very disappointed with the Vector bid.” Similarly, certified financial analyst Todd Weller from Stifle published a report urging shareholders to vote against the acquisition, because the offer was “too low.” The report stated:
While we can’t fully evaluate the board’s selection relative to other offers, what we can evaluate is how we feel about the offer relative to what we think is a fair value for SafeNet. Our conclusion here is that we feel the $28.75 offer is too cheap for SafeNet. The software sector including the security sector has seen a wave of consolidation. We have seen a range of take-out multiples on an EV/revenue basis in 2x-3x area. Vector’s offer for SafeNet represents an EV/rev multiple of 1.7x our 2007 revenue estimate of $322.2 million, an estimate we have greater confidence in following SafeNet’s announcement of a large contract win. We don’t think that a 2x EV/rev multiple is that outlandish for SafeNet and applying this to our 2007 revenue estimate of $322.2 million yields a fair value in the $32 area for SafeNet. While SafeNet’s board has approved this transaction, the tendering of 78% of the shares will be required to complete the transaction. This is higher than the typical majority due to SafeNet not being current with its

SEC filings. We find it hard to believe that this offer will yield the necessary shares tendered for this offer to come to fruition and our advice to shareholders would be to not accept the $28.75 tender as we feel it is too low.
     47. An article published on March 5, 2007 noted that the price was at the “low end of recent acquisitions,” stating:
The deal is about two times 2007’s sales, a price that puts it on the low end of recent acquisitions in security software, said Daniel Ives. an analyst at Pried man Billings Ramsey & Co. The company is being investigated for the backdating of stock options and has said it will restate financial results. It faces six shareholder lawsuits and probes by the U.S. Securities and Exchange Commission and the U.S. Department of Justice. Dix said he didn’t know whether the backdating investigations prompted the sale.
     48. Similarly, a March 7, 2007 article published on the Motleyfool.com entitled “SafeNet Sells for Peanuts” stated
For a company with less than $300 million in revenues, a legal and consulting bill of $14 million must be aggravating. Since SafeNet (Nasdaq: SFNT) now faces that expense after untangling its options backdating mess, it’s not surprising that the network security firm hopes to leave the public markets. Last Monday, it agreed to a $634 million buyout offer, or $28.75 per share, from private equity firm Vector Capital.
     49. The article noted that competitors have been acquired for vastly higher prices, stating:
But while SafeNet has endured options woes, the rival gorillas of network security have bulked up. Recent deals include EMC’s $2.1 billion purchase of RSA, and IBM’s (NYSE: IBM) $1.3 billion acquisition for Internet Security Systems (1SS). These security deals have commanded premium valuations, with RSA going for seven times revenues and ISS for 3.3 times revenues.
On that basis, Vector Capital’s getting a much better deal here. Subtracting its$354 million in cash, SafeNet sports an enterprise value of $250 million, whichtranslates into roughly 0.85 times revenues. In comparison, the typical valuation for an enterprise software company is usually around two times revenues.
Unless Serenely conceals far more serious problems, this looks like a killer deal for Vector Capital. I’d advise SafeNet stockholders not to tender their shares on this one.

The Proposed Transaction is Financially Unfair
     50. The director-defendants have a fiduciary obligation in a sale of the Company to: (a) undertake an appropriate evaluation of SafeNet’s net worth as an acquisition candidate; and (b) engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of SafeNet.
     51. The director-defendants have breached their fiduciary duties because of the acts and transactions complained of herein, including their decision to enter into the Proposed Transaction without making the requisite felon to obtain the best transaction reasonably available.
     52. Based on a preliminary valuation using only publicly available information, it is evident that the consideration offered in the Proposed Transaction is inadequate. The Proposed Transaction reflects an EV/rev multiple of 1.7x analysts’ 2007 revenue estimates of approximately $322.2 million, significantly less than the going acquisition rate for similar companies.
     53. Additionally, the fairness opinion issued by the Company’s financial advisor in connection with the Proposed Transaction (the “Fairness Opinion”) does not draw attention to the fact that SafeNet has recently been able to generate growth and announced at least one significant new contract. Since the Company is currently in the process of turn-around and expects growth in the near future, it is important to take these factors into account.
     54. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of SafeNet is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the

Company’s anticipated operating results, net asset value, cash flow, profitability and established markets.
     55. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value or Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
The 14D-9 Contains Material Omissions and Is Misleading
     56. On March 12, 2007, the director-defendants filed a Form 14D-9 with the SEC. The 14D-9 is replete with material misrepresentations and/or omissions and fails to disclose highly significant information to enable SafeNet’s public shareholders to make an informed decision regarding the Proposed Transaction. The director-defendants’ failure to make material and non-misleading disclosures in the 14D-9 renders the Proposed Transaction unfair and improper.
     57. The 14D-9 sets out the fairness opinions of Merrill Lynch and Credit Suisse. Egregiously, the 14D-9 does not set forth a fair summary of the substantive work performed by the investment bankers, including their analyses which address the issue most important to SafeNet’s stockholders -the sufficiency of the consideration being offered to them for their shares. The bankers’ fairness opinions constitute nothing more than conclusions without the evaluation analyses that lead to the conclusions, including the key assumptions the bankers used in their valuation methodologies and the range of values thereby generated. The shareholders’ need for such information is particularly acute in this case because the shareholders have the power to reject the tender offer or, if it is successful, the right to seek appraisal in the subsequent merger.

     58. In addition to the failure of the director-defendants to provide the shareholders with a fair summary of the investment bankers’ conclusions, and the valuation analyses that support the conclusions, the 14D-9 is deficient in the following respects:
          a. The 14D-9 states that the director-defendants recommend that SafeNet’s shareholders tender their shares because of, inter alia, the “strategic options available to the Company, including remaining an independent company, pursuing various recapitalization and restructuring strategies, and/or divesting some or all of the Company’s business units.” The 14D-9, however, provides no meaningful information whatsoever with respect to these options and whether they are preferable to the inadequate Proposed Transaction;
          b. While the 14D-9 states that the Proposed Transaction is fair because of the “current and historical market prices of the Shares. and the fact that the $28.75 per Share consideration represents a premium of approximately 12% over the average closing share price during the 30 trading days ended March 2,2007 and a 57% premium over its closing stock price on October 2, 2006, the last date before the Company commenced “intensive efforts to explore its strategic alternatives,” the 14D-9 does not provide shareholders with mean and median premium ranges in comparable transactions. Such information is especially important here, because SafeNet’s stock price fell precipitously because of the options backdating scandal;
          c. Even though the 14D-9 states that the Proposed Transaction is fair based on, inter alia, “information provided” by Merrill Lynch, “concerning historical and recent public market trading activity in the Shares and public market valuation measures for the Shares and for the common stock of other publicly traded companies in the Company’s industry, which indicated that the $28.75 per share cash Tender Offer price represents a substantial premium to the Company’s valuation in the absence of an acquisition transaction or speculation concerning such a transaction,” the 14D-9 contains no quantitative or other analysis that supports such assertions.
          d. Likewise, although the 14D-9 states that the fairness of the Proposed Transaction was validated by information provided by Merrill Lynch to SafeNet “concerning selected recent similar merger and acquisition transactions, as well as information provided by Merrill Lynch concerning the Company’s current trading multiples versus selected companies with comparable business, operations and financial characteristics,” the 14D-9 contains no quantitative or other analysis that supports such assertions.
          e. Furthermore, the 14D-9 contains no meaningful analysis concerning the fairness of the Proposed Transaction as compared to the “historical market prices and forward earnings per share trading multiples of the Company’s common stock, including the Company’s stock price performance relative to those of other industry participants and general market as well as comparable industry indices”;
          f. According to the 14D-9, pursuant to an engagement letter dated October 2, 2006, the Company is obligated to pay Merrill Lynch a fee of approximately $7.9 million (calculated as 1.25% of the aggregate purchase price of $28.75 per Share) for its services, contingent upon a sale of the Company, including the consummation of the Tender Offer. In addition. according to the 14D-9, the Company agreed that Merrill Lynch could assist potential purchasers in obtaining funds through a debt or equity financing necessary to complete the Tender Offer, for which Merrill Lynch would have received additional compensation and for which the Company agreed to pay Merrill Lynch for its reasonable expenses incurred in connection therewith. The 14D-9 alludes to the fact that Merrill Lynch may, in fact, be providing financing to the acquirer in the Tender. In this regard, the 14D-9 states that: “With the

Company’s consent, Merrill Lynch or one or more of our affiliates have delivered a commitment letter to the Acquiror relating to the financing necessary to complete the Transaction and Merrill Lynch plan, upon the request of the Acquiror, to further provide or assist the Acquiror in obtaining such financing, for which services we would expect to receive additional compensation from the Acquiror or its affiliates.” It is vital for shareholders to know whether such financing by Merrill Lynch is being provided and, if such financing is being provided to Vector. the scope of such financing and the fees to be paid to Merrill Lynch by SafeNet and Vector in connection therewith:
          g. Furthermore, the 14D-9 does not make clear what services Merrill Lynch has performed in the past for SafeNet and/or Vector and the fees received by Merrill Lunch pursuant to such engagements. The 14D-9 merely states: “Merrill Lynch, in the past, has provided financial advisory and financing services to the Company and an affiliate of Parent [Vector] and may continue to do so and have received, and may receive, fees for the rendering of such services.”
          h. While Credit Suisse appears to have performed and currently is performing financial services for SafeNet and Vector, details relating to such engagements are conspicuously absent from the l4D-9. Thus, the 14D-9 only reveals that: “From time to time, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to the Company, Vector, certain affiliates of Vector and certain other entities that may be involved in the Tender Offer and the Merger, for which services credit Suisse and its affiliates have received, and expect to receive, compensation.”

           i. Importantly, according to the 14D-9, “Credit Suisse and certain of its affiliates and certain of their respective employees and certain private investment funds affiliated or associated with Credit Suisse and its affiliates have invested in Vector and certain of its affiliates and may have investments in certain other entities that may be involved in the Tender Offer and the Merger.” There is no other information provided in the 14D-9 with respect to such matters. Clearly, disclosure of such information is important to shareholders in assessing the independence of Credit Suisse and the reliability of its fairness opinion.
          j. On Sunday, March 4:2007, the SafeNet board met in person, with some directors participating by telephone, together with the Company’s financial and legal advisors. At that meeting, SafeNet’s outside counsel summarized the material terms of the proposed merger agreement, and described the resolution or key open issues during the course of negotiations with Vector, and identified one important remaining point. Thereafter Merrill Lynch and Credit Suisse rendered oral fairness opinions with respect to the Proposed Transaction. The SafeNet board then approved the merger agreement, but with such approvals and determinations to be subject to satisfactory resolution of the remaining items to be negotiated with Vector. The board determined to reconvene the next day if any of the open items were not satisfactorily resolved. Over the next 24 hours, Vector and its representatives and the Company and its representatives sought to finalize the transaction documents and resolve remaining items. At noon on Monday, March 5,2007, the board reconvened. SafeNet’s counsel informed the board that all open items had been resolved, except one, as to which it and Merrill Lynch described the resolution proposed by Vector. The board then determined that the proposed resolution was satisfactory and within the range of acceptable resolutions discussed. The 14D-9 is silent on the nature of the “open item” and the nature of the resolution.

COUNT I

BREACH OF FIDUCIARY DUTY OF LOYALTY AND GOOD FAITH

(Against the Director-Defendants)
     59. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.
     60. As alleged above, the director-defendants suffer from material conflicts of interest: they are duty-bound to maximize value for the Company’s shareholders. including staying independent in light of the Company’s prospects trumpeted by the director-defendants themselves, while at the same time the director-defendants haw a personal interest in a sale of the Company even at a distressed price. The director-defendants could not and did not discharge their fiduciary obligations to the Company’s shareholders by agreeing to the Vector deal that will benefit the director-defendants at the expense and to the detriment of the shareholders. There was no urgency for selling the Company in a deal with a financial buyer that does not offer any meaningful premium lo the shareholders.
     61. Because of their divided loyalties, the director-defendants cannot contend that their decision to sell SafeNet is protected by the business judgment rule. They have the burden to prove that they have treated the Company’s shareholders fairly and obtained the maximum price available on a sale of the Company. The director-defendants cannot satisfy their burden of proof that the Vector deal is fair and represents the maximum value obtainable in a sale of the Company.
     62. By reason of the foregoing, the director-defendants have breached, and will continue to breach, their fiduciary duties owed to the public shareholders of SafeNet, and are engaging in, or facilitating the accomplishment of, an unfair transaction in violation of their fiduciary duties.

     63. Plaintiff and the Class have been and will be seriously damaged in that they will be unable to benefit from a true value-maximizing transaction by reason of the director-defendants’ wrongdoing.
     64. Plaintiff and the Class will suffer irreparable harm unless the director-defendants are enjoined from breaching their fiduciary duties and effecting the Proposed Transaction.
     65. Plaintiff lacks an adequate remedy at law.
COUNT II

BREACH OF FIDUCIARY DUTY OF CANDOR

(Against the Director-Defendants)
     66. Plaintiff repeats all previous allegations as if set forth in full herein.
     67. The fiduciary duties of the director-defendants in pursuing the Proposed Transaction require them to disclose to plaintiff and the Class all information material to the decisions confronting SafeNet’s shareholders.
     68. As set forth above, the director-defendants have breached their fiduciary duties through materially inadequate and misleading disclosures and material omissions.
     69. As a result, plaintiff and all other Class members are being harmed irreparably.
     70. Plaintiff and the Class have no adequate remedy at law.
COUNT III

AIDING AND ABETTING

(Against the Vector Defendants)
     71. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.
     72. As set forth above, the director-defendants suffer from material conflicts of interest which render them incapable of pursuing a true-value maximizing transaction with undivided loyalty to the Company’s shareholders. Vector is aware of the director-defendants inability to best promote the interests of the public shareholders and seeks to take advantage of the director-defendants’ weaknesses, as well as the depressed market price for SafeNet stock in the aftermath of the revelations about the backdated options and other financial improprieties at the Company. Vector thus has knowingly aided and abetted the breaches of fiduciary duty committed by the director-defendants in seeking to foist the Proposed Transaction on SafeNet’s shareholders.
     73. As a result, plaintiff and the Class members have sustained and will continue to sustain substantial harm
     74. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:
     A. certifying this action as a class action and plaintiff as Class representative and plaintiffs counsel as Class counsel;
     B. preliminarily and permanently enjoining the Proposed Transaction;
     C. to the extent the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or granting the Class rescissory damages;
     D. awarding plaintiff and the Class compensation for all damages they sustain as a result of defendants’ unlawful conduct;
     E. directing that defendants account to plaintiff and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct;
     F. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for attorneys’ fees and expenses; and

     G. granting such other relief as the Court may find just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal

Joseph A. Rosenthal (Del. Bar. No. 234)
Norman Monhait (Del. Bar. No. 1040)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff
Of Counsel:
BERNSTEIN LIEBHARD 8: LIFSHITZ, LLP
U. Seth Ottensoser
Gregory M. Egleston
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414